K&L Gates LLP 559 Lexington Avenue New York, NY 10022-6030 T 212.536.3900 www.klgates.com Aaron W. Menzi 212.536.4883 Fax: 212.536.3901 aaron.menzi@klgates.com

August 20, 2008

By EDGAR Transmission and by Courier

Lisa Haynes
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	New Oriental Energy & Chemical Corp. Form 10-KSB for fiscal year ended March 31, 2008 File No. 001-33470

On behalf of New Oriental Energy & Chemical Corp. (“New Oriental” or the “Company”), as counsel for the Company, we hereby submit the New Oriental’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 31, 2008, regarding the above referenced Form 10-KSB.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of New Oriental.

1. General.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Response to Comment No. 1:

Please see the additional disclosures and other revisions in the responses below proposed by the Company to be included in New Oriental’s future filings.

New Oriental Energy & Chemical Corp.
August 20, 2008

2.	Business; Additional Information page 10.

Please disclose our new address, which is 100 F Street, N.E., Washington D.C.

Response to Comment No. 2:

The address of the Commission in New Oriental’s Form 10-KSB had been taken from Regulation S-B, and the Company will use the Commission’s new address in its future filings.

3.	Management’s Discussion and Analysis or Plan of Operation; Results of Operation: Operating Expenses, page 19.

We note from your disclosures on page 19 that the increase in general and administrative expenses were attributable to multiple factors. When there is more than one factor contributing to a change between periods, please also revise your MD&A to quantify the extent to which each factor contributed to the overall change in the general and administrative expenses line item.

Response to Comment No. 3:

The Company’s general and administrative expenses for the fiscal year ended March 31, 2008 increased by 154.53% as compared to the same period last year. This increase was mainly due to:

o	Expenditures on employee salary, social insurance and welfare increased by $217,123;

o	Tax expenses increased by $217,959 due to an increase in land use right tax rate in July 2007;

o	Repair expenses increased $401,182 due to the Company’s expansion of its renovation and maintenance of its production system;

o	The bad debt provision increased $135,563 because the Company provided a bad debt provision against notes receivable;

o	R&D expenses increased by $71,072;

o	Depreciation increased by $57,307 because additional fixed assets were used for administrative purposes;

o	Senior management’s traveling expenses increased by $59,733 due to additional meetings with investors;

o	Consultation expenses increased by $39,035 due to the expansion of the Company’s scale of operations;

o
Expenses incurred as a result of being a US public company increased $554,929, primarily due to exchange listing application and listing fees (an increase of $236,644), attorney’s fees (an increase of $182,033), auditing fees (an increase of $29,496) and SOX 404 compliance (an increase of $28,216).

New Oriental Energy & Chemical Corp.
August 20, 2008

The Company will include a more detailed discussion of factors that contribute to the changes in expenses in the MD&A section of its future filings.

4.	Management’s Discussion and Analysis or Plan of Operation; Results of Operation: Operating Expenses, page 19.

Please disclose in greater detail the types of costs included in your selling and distribution expenses line item as well as in your general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

a.	here and in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

b.
in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling and distribution expenses.

Response to Comment No. 4:

The following are the types of costs included in the Company’s selling and distribution expense line item and the amounts of each component for the fiscal year 2008: transportation and distribution expenses ($1,038,712), salaries ($83,076), business promotion expenses ($21,763) , welfare benefits ($8,160), other expenses ($7,008), entertaining expenses ($6,850), communication expenses ($1,961), consultation expense ($1,756), traveling expenses ($1,204), temporary property rental ($705), offices sundry expense ($434), and advertising expenses ($108), for an aggregate total selling and distribution expense line item of ($1,171,737).

Please see the Company’s response to Comment 3 for a discussion of the types of costs included in the Company’s general and administrative expenses line item.

The Company’s cost of good sold line item does not include any of inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of our distribution network. The Company has confirmed that it did not incur any inbound freight charges or internal transfer costs during fiscal year 2008. Purchasing and receiving costs, inspection costs, warehousing costs are recognized as management salary expenses and were reflected in the salary item within the General and administrative expenses line item. Other selling and distribution expenses were reflected in the Selling and distribution expenses line item. The Company will include this additional disclosure in a footnote in our future filings. The Company will also include in the MD&A in our future filings that the Company’s gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others exclude a portion of them from gross margin, including them instead in a line item, such as selling and distribution expenses.

New Oriental Energy & Chemical Corp.
August 20, 2008

5.	Liquidity and Capital Resources, page 22.

Please revise your discussion of cash flows from operating activities provide a more comprehensive analysis of items such as historical information regarding sources and uses of operating cash and the existence and timing of any reasonably likely operating cash requirements. Please refer to SEC Interpretive Release No. 33-8350 for additional guidance.

Response to Comment No. 5:

Please see the additional discussion of operating cash flow line items:

In fiscal year 2008, net income was $4,062,941. After adjusting the non-cash expenses items, the net income for the fiscal year 2008 was $5,480,337. The major non-cash expense items included: depreciation and amortization of $2,215,412; deferred tax of $(933,579) and provision for notes receivable of $135,563.

The change of operating asset and liabilities line items have increased the cash inflow by $1,069,111. This was mainly due to the decrease in Inventories, which increased the cash inflow by $1,615,090 as compared to the beginning of the fiscal year; the increase of Taxes payable increased the cash inflow by $1,394,992 as compared to the beginning of the period; and proceeds of the discontinued liquid petroleum gas operation increased the cash inflow by $127,743.

The Company will also include additional disclosures in its future filings to provide a discussion of uses of operating cash and the existence and timing of any reasonably likely operating cash requirements.

6.	Risk Factors; We extend relatively long payment terms for accounts receivable . . . page 27.

We note your disclosure on page 27 that you believe your allowance for doubtful accounts is adequate as of March 31, 2007 and 2006. Please tell us and revise future filings to indicate if you also believe your allowance for doubtful accounts is adequate as of March 31, 2008.

New Oriental Energy & Chemical Corp.
August 20, 2008

Response to Comment No. 6:

The Company believes its allowance for doubtful accounts is adequate as of March 31. 2008 and will revise its future filings accordingly.

7.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure; Changes in Internal Control over Financial Reporting, page 33.

Your disclosures on page 33 make reference to remediation measures taken with respect to your internal controls over financial reporting, however, there do not appear to be any remediation measures discussed anywhere else in your filing. To the extent that you took remediation measures regarding your internal controls over financial reporting during the year ended March 31, 2008, please amend your filing to disclose the measures taken and the reasons why these measures were deemed necessary. If the reference to remediation measures was inadvertently included but inapplicable, please revise future filings to remove the reference.

Response to Comment No. 7:

The reference to remediation measures was inadvertently included but inapplicable, and the Company will revise future filings to remove the reference.

8.	Consolidated Financial Statements; Statements of Income and Comprehensive Income, page F-3.

It appears from your disclosures on page 19 that you have recognized a loss on the disposal of fixed assets outside of operating income during the year ended March 31, 2008. Please tell us the amount of the loss recognized on disposal of fixed assets during your most recent fiscal year end. Please also tell us how you considered paragraph 45 of SFAS 144 in determining the income statement classification of this loss.

Response to Comment No. 8:

The Company adopted the FASB issued SFAS 144, "Accounting for the Impairment on Disposal of Long-lived Assets" (SFAS 144) on inception. During the year ended March 31, 2008, , a portion of the fixed assets were disposed of when they ceased to be used before the end of their estimated useful life, based upon a management review of the assets. In accordance with paragraph 45 of SFAS 144 requires a gain or loss recognized for a long-lived asset (disposal group) classified as held for sale that is not a component of an entity shall be included in income from continuing operations before income taxes in the income statement of a business enterprise and in income from continuing operations in the statement of activities of a not-for-profit organization. If a subtotal such as "income from operations” is presented, it shall include the amounts of those gains or losses.

New Oriental Energy & Chemical Corp.
August 20, 2008

The Company does not believe it is in the business of selling fixed assets and that is why it was classified below operations. The sale was not part of a sale of discontinued operations, not were the assets previously classified as held for sale. The loss on its disposal of fixed assets of $51,937 was recognized for the year ended March 31, 2008. The amount was not included in the subtotal of income from operations. In any event, the Company believes under any treatment the amount is immaterial.

9.	Consolidated Financial Statements; Note 2 - Summary of Significant Accounting Policies; (v) Segments, page F-12

Please revise your filing here and in your MD&A beginning on page 20 to provide a reconciliation of your segment revenues, cost of goods sold, and gross profit results and to your consolidated revenues, cost of goods sold, and gross profit for each period presented. Refer to paragraph 32 of SFAS 131.

Response to Comment No. 9:

Please see the following table which provides a reconciliation of the segment revenues, cost of goods sold and gross profit results to the Company’s consolidated revenues, cost of goods sold and gross profit for the fiscal year 2008:

Combined Segments:

For The Year Ended March 31, 2008
	Fuel Segment	Fertilizer Segment	Consolidated Total
Revenues	$33,043,446	$34,789,474	$67,832,920
COGS	27,748,469	29,229,956	56,978,425
Gross profit	$5,294,977	$5,559,518	$10,854,495

For The Year Ended March 31, 2007
	Fuel Segment	Fertilizer Segment	Consolidated Total
Revenues	$12,236,901	$26,101,872	$38,338,773
COGS	9,580,917	23,150,746	32,731,663
Gross profit	$2,655,984	$2,951,126	$5,607,110

10.	Consolidated Financial Statements; Note 3 - Notes Receivable, page F-15.

We note that the gross balance of your notes receivable decreased $605,480 from March 31, 2007 to March 31, 2008. However, according to your cash flow statement on page F-5, total cash inflows from the collection of notes receivable amounted to $194,115. Please tell us the nature of the remaining $411,365 decrease to gross notes receivable and how you accounted for this decrease. Please consider providing us with a rollforward of the activity in this line item so that we may better understand your accounting.

New Oriental Energy & Chemical Corp.
August 20, 2008

Response to Comment No. 10:

In response to the Staff request for the nature and accounting for the decrease to the Company’s gross Notes receivable line item, please see the following rollforward for the Notes receivable line item for the fiscal year ended March 31, 2008:

NOTES RECEIVABLE	FORMULA	AMOUNT	CASH FLOWS ITEMS
March 31, 2007 Balance	a	1,395,858
Decrease in notes receivable	b	(194,115)	Repayment (Issuance) of notes receivable
Provision for notes receivable	c	(135,563)	Provision for notes receivable
Reclassification of notes receivable to deposits (non-cash item)	d	(677,817)
Effect of currency translation	e	259,545	Effect of currency translation
March 31, 2008 Balance	f = a+b+c+d+e	647,908

With regards to the Reclassification of Notes Receivable to Deposits, the Company confirmed that on December 29, 2004, the Company entered into an agreement (the “Luoshan Agreement”) for the acquisition of the bankrupted Luoshan Fertilizer Plant and to pay back approximately $1.3 million in debt owed by Xixian Fertilizer Plant (the principal shareholder of Luoshan Fertilizer Plant). Under the Luoshan Agreement, the Company was to receive reimbursements of $650,000 from each of the Luoshan County government and the Xi County government, which were to be received before December 29, 2007. The Company contacted the Luoshan County government regarding an outstanding payment under the Luoshan Agreement. According to the No. Luo Zheng Wen [2008]48 official written reply from Luoshan County People’s Government regarding the return on the contract payments, which had been signed between Henan Jinding Chemical, the Company’s operating subsidiary, and Luoshan County People’s Government, the Luoshan County People Government has agreed to use the 5 million RMB contract payments to offset Henan Jinding’s land transfer fee. Accordingly, the Company recognized the 5 million RMB note receivable from Luoshan County People’s Government as “deposits for land use” and transferred the amount from Notes Receivable to Deposits.

11.	Consolidated Financial Statements; Note 6 - Plant and Equipment, page F-17

It appears from your disclosures on page F-17 that your gross plant and equipment assets increased by $11,179,543 from March 31, 2007 to March 31, 2008. According to your cash flow statement on page F-5, your purchases of plant and equipment amounted to $607,252 for the year ended March 31, 2008 and you disposed of fixed assets for proceeds of $103,039 as well. You disclose on page F-17 that there were transfers of $422,577 from construction in progress to buildings during the year ended March 31, 2008. However, it appears that there may have been several other transfers as well in order for the balance of gross plant and equipment assets to have increased more than $11 million. Please supplementally provide us with separate rollforwards for both your gross plant and equipment assets and your construction in progress assets from April 1, 2006 to March 31, 2008 so that we may better understand your accounting. Please ensure that your rollforward includes a separate column for transfers between the two accounts. Please also consider whether any additional disclosure in the footnotes to the financial statements might be useful to readers in understanding these changes between periods. Also, if non-cash transactions took place, please include the additional information required by paragraph 32 of SFAS 95.

New Oriental Energy & Chemical Corp.
August 20, 2008

Response to Comment No. 11:

In response to the Staff request, please see the following rollforwards for both gross plant and equipment assets and construction in progress assets from April 2006 to March 31, 2008:

PLANT AND EQUIPMENT

	FORMULA	PLANT AND EQUIPMENT	OTHER LONG-TERM ASSETS	CASH FLOWS ITEMS	AMOUNT
		(1)	(2)		(3 = 1+2)
March 31, 2006 Balance	a	9,454,781
Transferred from CIP to PPE (non-cash item)	b	1,886,478
Purchase in 2007	c	1,493,994	30,940	Purchases of plant and equipment	(1,524,934)
Depreciation	d	(1,580,419)		Depreciation	1,580,419
Effect of exchange rate	e	316,819		Effect of exchange rate	(316,819)
March 31, 2007 Balance	f = a+b+c+d+e	11,571,652	30,940

	FORMULA	AMOUNT	CASH FLOWS ITEMS
March 31, 2007 Balance	a	11,571,652
Purchases of plant and equipment	b	607,252	Purchases of plant and equipment
Depreciation for the period	c	(2,181,410)	Depreciation and amortization
Transferred from CIP to PPE (non-cash item)	d	8,640,514	Transfer of completed portion of Plant from CIP to PPE
Losses on scrapping of fixed assets	e	(103,039)	Proceeds from disposition of Plant and equipment
Effect of exchange rate	f	1,535,529	Effect of exchange rate
Transferred from advances to suppliers to plant and equipment (non-cash item)	g	32,440
March 31, 2008 Balance	h = a+b+c+d +e+f+g	20,102,938

New Oriental Energy & Chemical Corp.
August 20, 2008

CONSTRUCTION IN PROGRESS

	FORMULA	CONSTRUCTION IN PROGRESS	PAYABLE TO CONTRACTORS	CASH FLOWS ITEMS	AMOUNT
		(1)	(2)		(3=1+2)
March 31, 2006 Balance	a	3,154,836
Transfered from CIP to PPE (non-cash item)	b	(1,886,478)
Purchase in 2007	c	3,606,699	(96,861)	Purchases of construction in progress	(3,509,837)
Transfer from deposit	d	217,864
Effect of exchange rate	e	115,356		Effect of exchange rate changes on cash	(115,356)
March 31, 2007 Balance	f = a+b+c d+e	5,208,277	(96,861)

	FORMULA	AMOUNT	CASH FLOWS ITEMS
March 31, 2007 Balance	A	5,208,277
Purchases of Construction in progress	B	12,448,177	Purchases of Construction in progress consisting of Machinery ($4,742,734), Plant ($ 7,705,351) and Other ($92)
Less: changes in payable to contractors	C	(409,503)
Net purchases of construction in progress	D = B-C	12,038,674
Transferred from Construction in progress to Plant and equipment (non-cash item)	E	(8,640,514)
Effect of exchange rate	F	724,698	Effect of exchange rate
March 31, 2008 Balance	G = A+B+E+F	9,740,638

In addition, the Company has confirmed that during fiscal years 2008 and 2007, $8,640,514 and $1,886,478 were transferred from construction in progress to plant and equipment, respectively. The Company will include additional disclosures of non-cash transactions in its future filings.

12.	Exhibits 31.1 and 31.2.

We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please amend your filing so that these certifications include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-B. Please also note that the identification of the certifying individual at the beginning of the certification should be revised to exclude the individual’s title. Please refer to SEC Release 33-8760, which became effective February 20, 2007. To the extent that you do not have to file an amendment in response to any of our other comments included in this letter, you may file a Form 10-KSB/A that contains only the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certification. Otherwise, please file an amended Form 10-KSB in its entirety. Please see Compliance and Disclosure Interpretation 246.13, which you can find at http://www.sec.gov/divisions/corpfin/gudiance/regs-kinterp.htm.

New Oriental Energy & Chemical Corp.
August 20, 2008

Response to Comment No. 12:

As the Company does not intend to file an amendment to its Form 10-KSB in response to any of the other comments in the Staff’s letter, New Oriental has prepared the attached Form 10-KSB/A containing only the cover page, explanatory note, signature page and revised certifications for filing with the Commission.

In connection with the comments of the Staff set forth in the Staff’s letter set forth above, the Company has acknowledged that:

• The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Aaron Menzi at (212) 536-4883.

Sincerely, /s/ Aaron W. Menzi, Esq. Aaron W. Menzi, Esq.

Enclosure
cc:	Ben Wang, Chief Financial Officer New Oriental Energy & Chemical Corp.

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB/A
(Amendment No. 1)

☑ ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-33470
___________________

NEW ORIENTAL ENERGY & CHEMICAL CORP.
(Name of small business issuer in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	20-1917956 (I.R.S. Employer Identification No.)

Xicheng Industrial Zone of Luoshan, Xinyang
Henan Province, The People’s Republic of China
(Address of principal executive offices, including zip code)

(86) 27 853 75701
(Registrant’s telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class Common Stock, $0.001 Par Value	Name of Each Exchange on Which Registered The NASDAQ Stock Market LLC

Securities registered under Section 12(g) of the Exchange Act: None

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.	☐

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.
☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

The issuer's revenues for the fiscal year ended March 31, 2008 were $67,832,920.

The aggregate market value of the common stock held by non-affiliates, based on the closing price of the common stock as of June 30, 2008 was approximately $27,293,400.

As of July 2, 2008, the number of shares outstanding of the issuer's common stock is 12,640,000 shares.

Transitional Small Business Disclosure Format (Check one):
Yes ☐ No ☑

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-KSB/A hereby amends the registrant’s Annual Report on Form 10-KSB for the fiscal year ended March 31, 2008, which the registrant filed with the Securities and Exchange Commission on July 14, 2008. This amendment is being filed in order to correct Exhibits 31.1 and 31.2 to the Form 10-KSB which inadvertently omitted certain required language. Other than the addition of such language to these two Exhibits, no other portion of the Form 10-KSB for the fiscal year ended March 31, 2008 is amended hereby. No modification or update is otherwise being made to any other disclosure or exhibits to such Form 10-KSB. Accordingly, this Amendment should be read in conjunction with such Form 10-KSB and the registrant’s filings made with the Securities and Commission subsequent to the date of such Form 10-KSB.

PART III

Item 13.     Exhibits

The following exhibits, which are numbered in accordance with Item 601 of Regulation S-B, are filed herewith:

Exhibit Number	Exhibit Description

31.1	Certification of Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW ORIENTAL ENERGY & CHEMICAL CORP.

By: /s/ Chen Si Qiang
Chen Si Qiang
Chief Executive Officer and Chairman of the Board

By: /s/ Ben Wang
Ben Wang
Chief Financial Officer

Dated: August __, 2008

EXHIBIT INDEX

Exhibit Number	Exhibit Description

31.1	Certification of Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 31.1
CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER

I, Chen Si Qiang, certify that:

1. I have reviewed this Annual Report on Form 10-KSB of New Oriental Energy & Chemical Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August __, 2008
/s/ Chen Si Qiang
Chen Si Qiang
Chief Executive Officer

Exhibit 31.2
CERTIFICATION BY PRINCIPAL FINANCIAL OFFICER

I, Ben Wang, certify that:

1. I have reviewed this Annual Report on Form 10-KSB of New Oriental Energy & Chemical Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August __, 2008
/s/ Ben Wang
Ben Wang
Chief Financial Officer